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Mobile Banking that Improves Customer's Financial Health

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OurBanc
Mobile Banking that Improves your Financial Health
David K. Dwumah, CPA | CEO
Aaron D. Sims | CFO

whyourbanc.com Rehoboth MA

Software · Main Street · Technology · Minority Owned · Fin Tech

OVERVIEW · UPDATES 5 · WHAT PEOPLE SAY 19 · ASK A QUESTION 4

Highlights

1. Credit Union Philosophy – Engage community EARLY and offer ownership and solutions inclusion
2. Bootstrapped R&D, Design, & Beta launch of the Personal Financial Management tool
3. Leadership comprised of 40+ years financial services experience, GE Capital, FED, Kiva, Whitehouse
4. Strategic partnerships with industry leaders; Top payment network, US FPC, Fintech Equality Coalition
5. Next-Gen tech enabled: AI & Data-driven approach for delivering personalized & actionable insights
6. Community First: Transparent & Mission Driven, prioritizing customer's financial health & profits
7. Future Plans: Equitable transactional banking access, fairer lending, insurance products begin 11/21 (not guaranteed)

Our Team



David DWUMAH Cofounder & CEO

David has 20 years of expertise in financial services. Serial Entrepreneur, Risk Mgt. Advocate, ex-Public Servant with the honor of providing oversight for the transformation of financial services at the Fed & US Treasury, touching all our lives!

Two-Thirds of Americans are considered financially unhealthy, with the highest concentrations being from historically disenfranchised communities. We, the founders, are from this class and want to use our personal and professional success to have a major impact on improving our communities' financial health.



Aaron D Sims Cofounder & CFO

Aaron has 20 years experience in financial services, 15 corporate finance, 5 finance advisory, & is a novice Full Stack Engineer & web developer. Lifelong philanthropist focusing on inner city issues - primarily education & financial literacy.

OurBanc's Mission

Enhance customer's ability to improve their financial health by delivering a comprehensive solution to customers that offers personalized actionable insights and an easy way to track and manage what they spend, save, borrow, and plan through an equitable and transparent platform.

Existing Fintech's fail to help address equity in racial wealth gap

Data taken from the 2019 Survey of Consumer Finances (SCF) shows white families have the highest level of both median and mean family wealth: $188,200 and $983,400, respectively. Black and Hispanic families have considerably less wealth than White families. Black families' median and mean wealth is less than 15 percent that of White families, at $24,100 and $142,500, respectively. Hispanic families' median and mean wealth is $36,100 and $165,500, respectively.

Financial Health among disenfranchised communities continues to deteriorate

PERCENTAGE OF PEOPLE CONSIDERED FINANCIALLY HEALTHY BY RACE



Sources: Financial Health Network of America, August 2020

LMI families spend more on everyday financial services.

(LMI is defined as less than 80% of the average annual household income of their respective community)

On average Financially Vulnerable households spent 13% of their household income on everyday financial services, compared to 5% for Coping households, and 1% for Financially Healthy households.

OurBanc offers the Solution

OurBanc evaluates financial health similarly to The Brookings Institute, Financial Health Network of America, and many others as the combination of income, spending, savings, and planning. Therefore, we have incorporated these metrics into OurBanc's fundamental design to make it easy for customers to measure and manage their financial health as they see fit. (PFM available with this beta release, July 2021)

OurBanc believes knowledge without tools to build, or in this case access…is frivolous so we have designed a banking platform specifically with LMI customers in mind. OurBanc understands that many times our customer base is aware of the magnitude of the additional expense associated with alternative, fringe service providers yet have no choice but to engage with them. OurBanc's equitable, transparent, and economical consumer banking products will provide an alternative and be available November 2021.





How can we assist you?
Accounts
Complete Checking
$3,246.89
Savings
$7,598.09
Checking
$2,355.21
View all Accounts
Transactions
Amazon.com
$230.58
Target
$68.71
Netflix
$14.99
Spent
Income
$128.26 (Check 2872) was spent from your Checking account.
You've exceeded your Food & Dining budget by $108.
You have been charged a $15 fee to your My Checking account.
$107.44 (HomeGoods) was spent from your My Checking account
Wednesday, February 19
You've exceeded your Bills & Utilities budget by $98.
$2,115 was deposited into your Checking account.
You've exceeded your shopping budget by $35.

Customers connect their existing accounts; checking, savings, credit cards, car loans, mortgages, student loans, etc. to OurBanc's Personal Financial Management (PFM) tool. The Pulse Cards provide personalized insights to customers based on their data and activity. There are over 40 cards available and curated for Saving, Spending, Borrowing, and Planning. There are also notifications for such things like overdraft warnings, multiple subscriptions, essential vs non-essential spending, bill payment tracking, and deposit summaries.

FinStrong is a proprietary tool that computes a composite score evaluating income, spending, savings, and borrowing to help illustrate customer's financial health.

Disclaimer: OurBanc Corporation is a Financial Technology company offering banking services through our banking partners.

Market Opportunity

The Financial Health Network of America reports that in 2020, LMI households spent $255B or 13% of their household revenue on fees and interest for every day financial services. This equates to $1.9 trillion in LMI household income and represents the market opportunity for OurBanc.



Total Market Spending of $303 Billion on Interest and Fees for Everyday Financial Services
$255B
Paid by Financially Coping and Vulnerable Households
$47B
Paid by Financially Healthy Households
Financially Coping and Vulnerable Households represent...
64%
of Households surveyed, but comprise...
84%
of total spending.

Go To Market Strategy

In addition to traditional targeted audience marketing through social media, local and national news outlets and community influencers, OurBanc will leverage relationships with ally networks inclusive of community and corporate partners with a defined aligned mission to end the racial wealth gap.



Competition

OurBanc is uniquely positioned to become the people's fintech banking option as we implore the community to engage with us. Not only in providing feedback on the solution itself, but as future owners of the platform.

Competitors such as First Boulevard and Greenwood have targeted the Black and LatinX communities as customers, yet we believe they failed to seek their contribution **EARLY** to the solutions to their problems or offer them an opportunity to participate in the wealth creation.

Chime is a good company and on the surface provides an adequate tool for transaction banking but we believe the ability to understand, track, and be guided through financial situations is a key component to improving financial health. Chime has yet to offer such offerings to customers.

Similarly, CashApp has a robust payments and transfers platform but also fails to deliver a comprehensive transactional banking tools or offer guidance to their customer's financial health or decisioning process.

Legacy banks such as Bank of America, Wells Fargo, and Chase have undeniably grown in size and in the process reduced service offerings to low income customers. Their mobile banking offerings continue to improve, including some customer insights but are not favorable for customers with low monthly balances.

The crucial and fundamental difference is that OurBanc has designed and built a solution primarily with financial health in mind and is including our target customers into the process so that it best fits them. Others have simply kept the traditional banking model they believe is most profitable and targeted their marketing at the LMI community.



High Value
Low Value
"In Touch" with Customer
"Out of Touch" with Customer
chime
Google Pay
First Boulevard
OurBanc
Leveraging "Our Secret Sauce" to meet the $1.9T LMI market opportunity
Cash App
goalsetter
MOCAFI
GREENWOOD
WELLS FARGO
BANK OF AMERICA
Advance America

Financial Forecast

OurBanc's primary revenue driver is through customer engagement of banking services.

OurBanc generates revenue when customers use their OurBanc debit cards and initiate payments transfers for their everyday needs, not by charging customers fees. OurBanc will also receive income through equitable lending products and commission with third party vendors providing a comprehensive solution to customers.



Financial Forecast
Total
Loan Income
Payment Revenue
Interchange Fees
$200,000,000
$150,000,000
$100,000,000
$50,000,000
$0
$140M
$40,000,000
$20,000,000
$80,000,000
$70M
$20,000,000
$10,000,000
$40,000,000
$300K
2021
2022
2023

Disclaimer: This slide contains forward-looking projections that cannot be guaranteed

Use of Funds



8%
25%
7%
15%
20%
25%
Product Development
Product Support & Maintenance
Founding Team Salaries
Marketing

FUNDRAISING & MILESTONES

Target Amount:	**$1M**
Purpose:	**Build & Launch App Q4 - 2021**
Target Close:	**Q3 – 2021**

Legal & Administrative
Wefunder Administrative Fee

Timeline



2021
2022
2023
Year 1 Q1
Research, Strategy, Roadmap, & Operational Model
Year 1 Q2
Secure Tech, Core & BaaS providers
Launch Beta PFM
Build Banking APP
Accelerate Marketing Strategy
Begin Pre-Seed Raise ($1M)
Year 1 Q3
PFM goes live & Banking APP Testing
Cultivate Community Partners
Define Advisor Relationships
Hire talent
Close Pre-Seed Raise ($1M)
Year 1 Q4
Launch Banking Product
• Banking
• Payments
• Lending
Raise Seed series ($3M)
Year 2
Raise Series A
Expand Product Lines & Capabilities
• Lending
• Insurance
• Investing
Year 3
Achieve Profitability & Positive Cashflow
Prepare for Bank Charter Application

Disclaimer: This slide contains forward-looking projections that cannot be guaranteed

Call to Action

We invite you to invest in OurBanc and support the movement to address the widening racial wealth gap in America by providing millions of people an easy and economical way to improve their financial health.

We believe strongly in including the community in which we aim to serve early in our journey, not just as consumers, but as future owners of OurBanc and co-creators of the solutions closing to the Racial Wealth Gap.